

July 22, 2022

Brett Kaufman
Chief Financial Officer
AFC Gamma, Inc.
525 Okeechobee Blvd.
Suite 1770
West Palm Beach, FL 33401

> **Re: AFC Gamma, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2021**
> **Filed March 10, 2022**
> **File No. 001-39995**

Dear Brett Kaufman:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to the comment, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2021

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operation
Liquidity and Capital Resources, page 76

1. We note your disclosure on page F-11 that to maintain the Company's status as a REIT, payment-in-kind interest, a non-cash source of income, must be paid out to stockholders in the form of dividends for the year earned, even though the Company has not yet collected the cash. We further note your dividends paid to stockholders exceeded the net cash provided by operating activities. To the extent your dividends were not paid out of operating cash flows, please tell us what consideration you gave to disclosing the source of your dividend payments.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or

Brett Kaufman
AFC Gamma, Inc.
July 22, 2022
Page 2

absence of action by the staff.

You may contact Babette Cooper at 202-551-3396 or Jennifer Monick at 202-551-3295 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction